Exhibit 99.B(d)(6)

Schedule B
to the
Sub-Advisory Agreement
between
SEI Investments Management Corporation
And
BofA Advisors, LLC (f/k/a Columbia Management Advisors, LLC)

Dated March 17, 2003, as amended, July 1, 2003, December 9, 2004, January 1, 2010 and

May 10, 2013

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Daily Income Trust

Prime Obligation Fund	0.030% of assets under management.

Government Fund	0.005% of assets under management.

Government II Fund	0.005% of assets under management.

Treasury Fund	0.005% of assets under management.

Treasury II Fund	0.005% of assets under management.

Money Market Fund	0.030% of assets under management.

The fee shall be paid to the Sub-Adviser monthly.

Agreed and Accepted:

SEI Investments Management Corporation	BofA Advisors, LLC

By:	By:

/s/William T. Lawrence	/s/ Michael J. Pelzar

Name:	Name:

William T. Lawrence	Michael J. Pelzar

Title:	Title: President

Vice President